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                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:333-10486

                         For the Month of January 2002


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
                                               -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
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Information furnished on this form:

                               Table of Contents

1. Press release dated January 25, 2002 revising the earnings projections of the registrant and its consolidated subsidiaries for the fiscal year ended December 31, 2001, which information the registrant plans to file with the Tokyo Stock Exchange on January 25, 2002. (*)
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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: January 25, 2002                           By: /s/ Mahendra Negi
                                                     ---------------------------
                                                     Mahendra Negi
                                                     Director and Chief
                                                     Financial Officer

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                                                                    Attachment 1
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                    Trend Micro Revises Earning Projections
                    for the Fiscal Year Ending Dec 31 2001

Tokyo, Japan - January 25, 2002 - Trend Micro, Inc. (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet security solutions, today revised its earning projections for the fiscal year ending December 31, 2001, which were announced on August 3, 2001.


Revised Consolidated Earning Projections for FY2001 (Jan 1, 2001 - Dec 31, 2001)
---------------------------------------------------                      (in million yen)
-------------------------------------------------------------------------------------------
                                         Net Sales       Ordinary Income      Net Income
-------------------------------------------------------------------------------------------
    Before Revision (A)                     29,000              8,200              1,800
 (Announced on Aug 3, 2001)
-------------------------------------------------------------------------------------------
    After Revision (B)                      31,320              9,680              2,510
-------------------------------------------------------------------------------------------
     Increase (B-A)                          2,320              1,480                710
-------------------------------------------------------------------------------------------
  Percentage Change (%)                          8%                18%                39%
-------------------------------------------------------------------------------------------
(Ref.) FY2000 Results                       21,834              7,322              4,722
-------------------------------------------------------------------------------------------


Revised Non-Consolidated Earning Projections for FY2001 (Jan 1, 2001 - Dec 31, 2001)
-------------------------------------------------------
                                                                         (in million yen)
-------------------------------------------------------------------------------------------
                                         Net Sales       Ordinary Income      Net Income
-------------------------------------------------------------------------------------------
  Before Revision (A)                       14,000              3,000             -2,000
(Announced on Aug 3, 2001)
-------------------------------------------------------------------------------------------
   After Revision (B)                       18,450              7,720                520
-------------------------------------------------------------------------------------------
    Increase (B-A)                           4,450              4,720              2,520
-------------------------------------------------------------------------------------------
  Percentage Change (%)                         32%               157%                 -
-------------------------------------------------------------------------------------------
   (Ref.) FY2000 Results                     9,426              2,533              2,038
-------------------------------------------------------------------------------------------

Reasons for the Above Revisions
-------------------------------
Trend Micro amended its earning projections due to an unexpected increase in demand for antivirus products in Japan and Europe. In Japan revenue growth from desktop products was stronger than expected, and outside Japan the weak yen improved revenue.
Non-consolidated net sales were higher than expected because the royalty rates charged to subsidiaries, which we had anticipated decreasing, remained constant. The company will announce financial results for the fiscal year 2001 on February 7, 2002.

Notice Regarding Forward Looking Statements
-------------------------------------------
These forward-looking statements include statements regarding our expectations about our earnings for the fiscal year ending December 31, 2001.
Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:
-Customer acceptance of our new products and services
-The impact of competing products and services
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-Difficulties in adapting our products and services to the Internet
-Difficulties in addressing new virus and other computer security problems
-The potential lack of attractive investment targets and difficulties unsuccessfully executing our investment strategy
-Declining prices for our products and services
We assume no obligation to update any forward-looking statements.
For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC including our annual report on Form 20-F which was filed on June 29, 2001.

About Trend Micro
Trend Micro is a leader in network antivirus and Internet content security software and services. The Tokyo-based Corporation has its North American headquarters in Cupertino, CA, and business units worldwide. Trend Micro products are sold through corporate, value-added resellers, and through managed service providers. For additional information and evaluation copies of all Trend Micro products, visit http://www.antivirus.com or http://www.trendmicro.com.
For Additional Information:

Mr. Mahendra Negi
Chief Financial Officer/IR Officer
Phone: +81-3-5334-4899
Fax: +81-3-5334-4874
ir@trendmicro.co.jp